SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2012

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR REACTION TO UK SUPREME COURT DECISION

Ryanair, Europe's only ultra-low cost airline, notes today's (1 June) UK Supreme Court decision, and looks forward to the Competition Commission's review of Ryanair's six year old minority stake in Aer Lingus.  Ryanair is confident that the Competition Commission will find as the EU Commission did (in 2007), that as Ryanair has neither de facto or de jure control in Aer Lingus it could not be forced to sell down its minority 29% stake.

Ryanair's Stephen McNamara said

"Since Aer Lingus has spent six years ignoring Ryanair's shareholding, this UK OFT investigation is yet another bureaucratic waste of UK taxpayers' funds and resources."

Stephen McNamara                            Joe Carmody
Ryanair Ltd                                          Edelman
Tel: +353-1-8121212                         Tel. +353-1-6789333

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 1 June, 2012

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary